Exhibit 1.01

C&J Energy Services, Inc.

Conflict Minerals Report for the Year Ended December 31, 2016

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (“Report”) of C&J Energy Services, Inc. (including its subsidiaries, the “Company,” “C&J Energy Services” or “C&J”) for the calendar year ended December 31, 2016, which has been prepared and is here presented in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended, which requires certain reporting and public disclosures related to conflict minerals described in more detail herein. Conflict minerals are currently defined as cassiterite, columbite-tantalite, wolframite, gold, or their derivatives, which are limited to tin, tantalum, tungsten, and gold for the purpose of this assessment (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act). The Rule 13p-1 reporting and public disclosure requirements apply to registrants whatever the geographic origin of the utilized conflict minerals and whether or not the utilized conflict minerals where sourced in a manner to fund armed conflict. Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 for definitions of the terms used in this Report (collectively, the “Conflict Minerals Rules”), unless otherwise defined herein.

In accordance with Rule 13p-1, if a registrant knows, or has reason to believe, that any of its products within the scope of Rule 13p-1 contain conflict minerals that originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and are not from recycled or scrap sources, then the registrant must exercise due diligence on the source and chain of custody of its conflict minerals and submit annually (as an exhibit to Form SD) a report to the U.S. Securities and Exchange Commission (the “SEC”) that includes a description of those due diligence measures and other required disclosures. The information included in this Report includes the activities of the Company’s wholly owned subsidiaries, all of which are subject to the C&J Energy Services Conflict Minerals Policy and Compliance Program & Due Diligence Framework.

Statements in this Report are based on the Company’s due diligence activities performed to date in good faith and are based on information available at the time of this filing. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete or erroneous supplier data, incomplete or erroneous data from smelters and refiners (collectively referred to as “smelters” in this Report), ongoing certifications of smelters and continued guidance or amendments to the Conflict Minerals Rules. Additionally, this Report may contain forward-looking statements that reflect what we strive to achieve in the future as we continue to improve our responsible sourcing program. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, some of which are beyond our control that could negatively impact our results and performance.

I.	Executive Summary

Manufacturing Activities

C&J Energy Services is a leading completion and production services provider in North America. Further, as explained in more detail herein, through several divisions and businesses, the Company manufactures certain equipment and other products used in the energy services industry, which are used in the Company’s operations and also sold to third parties. On February 28, 2017, the Company completed the sale of Total E&S, Inc., one of its equipment manufacturing and repair businesses. During the fiscal year ended December 31, 2016, the Company’s manufacturing service lines did not comprise a significant part of the Company’s business, operations or financial results. The Company’s manufacturing activities contributed approximately 1.7% of the Company’s consolidated revenue for calendar year 2016. Please see Section II “Company Overview” for additional information about C&J Energy Services and the products that it manufactures and formerly manufactured.

Supply Chain

C&J Energy Services’ supply chain is complex and is heavily reliant on purchases from distributors rather than product manufacturers. There are multiple tiers between the Company and the smelter and country of origin of any conflict minerals used in its manufactured products. The Company does not make purchases of raw or unrefined conflict minerals, nor does the Company make purchases in any of the Covered Countries. Accordingly, the Company must rely upon its suppliers to provide information on the origin of any conflict minerals contained in materials supplied to the Company, including the sources of conflict minerals that are sourced by the Company’s suppliers from sub-tier suppliers.

C&J Energy Services believes it is essential to establish validated, conflict-free sources of conflict minerals. The Company has advised its suppliers that it expects them to source conflict minerals from certified conflict-free smelters (such as those audited through the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Free Smelter program (“EICC-GeSI CFS Program”)), perform due diligence on the source and chain of custody of the conflict minerals sourced for the Company, and provide an explanation of their due diligence measures to the Company upon request.

C&J Energy Services Conflict Minerals Policy, Compliance Program & Due Diligence Framework for Reasonable Country of Origin Inquiry

C&J Energy Services is committed to the responsible sourcing of materials and structuring its sourcing practices to avoid supporting conflict, human rights abuses and crimes against humanity. As part of this commitment, the Company has adopted a Conflict Minerals Policy. A copy of the C&J Energy Services Conflict Minerals Policy is available on the Company’s website at: http://www.cjenergy.com/company-profile/corporate-responsibility/conflict-minerals/.

In accordance with the Company’s Conflict Minerals Policy, the Company has established a Conflict Minerals Compliance Program & Due Diligence Framework to ensure compliance with the Conflict Minerals Policy by all C&J Energy Services divisions and businesses. The Conflict Minerals Compliance team is led by the Company’s Legal department and includes representatives from the Company’s procurement division and Research & Technology division. During 2016, the Company evaluated its manufacturing divisions and businesses to identify those products that the Company manufactured for sale to third parties that contain conflict minerals.

During 2016, with respect to the Company’s manufactured products generally, the majority of the conflict minerals that were contained in them were either added by suppliers, or utilized by the Company’s suppliers in the manufacturing processes. The Company compiled a list of the suppliers providing materials containing conflict minerals used in each manufactured product. For certain manufactured products that entailed too many resources for the Company to make the necessary determination, the Company’s diligence measures contemplated that each supplier would provide information about any conflict minerals in the materials or products that it provided, as well as origin of any conflict minerals that may be present in such materials and other factual information.

The Company has developed and implemented a supply chain due diligence framework designed to determine the origin of any conflict minerals based on the framework provided by The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework. The Company’s due diligence measures generally include: (1) conducting a “Reasonable Country of Origin” (“RCOI”) focused supply-chain survey with respect to those identified direct suppliers of materials containing conflict minerals using the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “EICC-GeSI Template”), and (2) to the extent the supplier has identified the smelters, comparing those identified smelters against the list of facilities which have been identified as “conflict free” by the EICC-GeSI CFS Program.

II.	Company Overview

C&J Energy Services is leading provider of well construction, well completion, well support and other complementary oilfield services to oil and gas exploration and production companies in North America. We offer a comprehensive, vertically-integrated suite of services throughout the life cycle of the well, including hydraulic fracturing, cased-hole wireline and pumpdown, cementing, directional drilling, coiled tubing, rig services, fluids management and other support services. We are headquartered in Houston, Texas and operate in all active onshore basins in the continental United States and Western Canada.

The Company’s businesses and divisions with manufacturing operations that generated third party sales during the 2016 calendar year are as follows:

•	Equipment Manufacturing Business: The Company’s equipment manufacturing businesses manufactures certain products used for the Company’s internal needs, as well as for sale to external customers in the energy services industry. Certain materials and components provided to the Company through its supply chain and contained in the equipment that these businesses assemble contain conflict minerals. On February 28, 2017, the Company completed the sale of Total E&S, Inc., one of its equipment manufacturing and repair businesses.

•	Data Acquisition and Control Systems: In December 2013, the Company acquired a manufacturer of data acquisition and control systems. Certain materials and components provided to the Company through its supply chain and contained in the data acquisition and control systems that this business assembles contain conflict minerals.

•	Artificial Lift Systems. In May 2015, the Company acquired an integrated business that designs, manufactures and installs electrical submersible pump systems and accessories primarily for artificial lift applications and is currently developing a line of electrical submersible pump systems that are optimized for the small casing sizes typical of long horizontal wells. During 2016, none of the products manufactured by this business contain conflict minerals.

For more information about the Company, please see the Company’s website at www.cjenergy.com as well as the Company’s filings with the SEC. Information contained on or available through the Company’s website is not a part of or incorporated into this Report, the accompanying Form SD or any other report that the Company may file with or furnish to the SEC.

III.	2016 Reasonable Country of Origin Inquiry and Conflict Status Conclusion

C&J conducted an analysis of the products that it manufactured for sale to third parties between January 1, 2016 and December 31, 2016 to determine which products contained conflict minerals. The Company then compiled a list of the suppliers of products it determined to contain conflict minerals.

For purposes of the RCOI, the Company requested each of the identified suppliers to provide information regarding their supply chain using the EICC-GeSI Template. Many of the Company’s suppliers are distributors and passed the Company’s RCOI to their suppliers with whom the Company does not have any contractual relationship. The Company surveyed approximately 125 suppliers and approximately 50% of those surveyed suppliers provided some manner of a response to the inquiries made as part of this RCOI; of those responses approximately 89% confirmed that their products contain conflict materials. The cooperating suppliers provided data at either the supplier level or the product level but, in many cases, the supplier responses did not relate specifically or solely to materials supplied to the Company. Many supplier responses discussed the various sources from which they acquire conflict minerals but could not attribute any such purchases to particular products that may have been sold to any particular customer, including to the Company. Some of the suppliers returned EICC-GeSI Templates that were incomplete or only represented a portion of their supply chain. The assets of Total E&S, Inc., the Company’s former equipment manufacturing subsidiary, were sold to another equipment manufacturer during early 2017. As the manufacturing records of that entity were acquired as a part of the assets, the acquirer was treated like an ordinary course supplier for purposes of the RCOI.

Based on the results of the RCOI, the Company was unable to determine with any reasonable certainty the source and chain of custody of all of the conflict minerals used in its products during 2016.

Based on the above, despite having conducted a good faith RCOI, the Company has concluded that it does not have sufficient information to determine the country of origin of many of the conflict minerals used in its manufactured products or identify the facilities used to process those conflict minerals. Accordingly, the Company concludes that the status of any conflict minerals in products it sold during the calendar year 2016 is “DRC Conflict Undeterminable.”

IV.	2016 Due Diligence Measures

For the 2016 calendar year, the Company’s due diligence activities included:

1.	Submitting the EICC-GeSI Template to suppliers of materials reasonably believed to contain or potentially contain conflict minerals. The EICC-GeSI Template provides a standardized method for the Company’s use in the collection of representations, statements and data from the Company’s suppliers relative to the presence, use, source and chain of custody of conflict minerals in supplier materials that are incorporated in the Company’s manufactured products for sale to end- use customers.

2.	Evaluating the smelters identified by the Company’s in the EICC-GeSI Template to determine whether those facilities are considered “conflict free” by the EICC-GeSI CFS Program. The EICC-GeSI CFS Program is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in the Covered Countries.

3.	Following-up with suppliers, and with the suppliers of its distributors, by phone and/or email in order to obtain full and complete responses to the RCOI.

4.	In numerous instances, the Company received, after repeat inquiries, incomplete information regarding those facilities utilized to process necessary conflict minerals in supplier materials, as well as insufficient information regarding the mine(s) or source(s) of origin of those conflict minerals. Nevertheless, each supplier response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness of its response. For each supplier response, the Company subsequently assessed whether the conflict minerals identified, or those conflict minerals that may not have been identified, were consistent with the nature and characteristics of the supplied part. For each supplier response that was insufficient, potentially inaccurate or incomplete, the Company contacted that supplier for follow up, sometimes contacting certain suppliers on multiple occasions.

V.	Risk Mitigation & Improvement Program

During the 2017 calendar year, the Company intends to implement steps to improve the information gathered from its RCOI due diligence process to further mitigate the risk that any necessary conflict minerals used in the Company’s manufactured products benefit armed groups, including the following:

•	The Company will continue to work with suppliers to increase the overall response rate by suppliers, as well as the quality of responses by those suppliers who provided incomplete or insufficient information in an effort to obtain more fulsome, complete and accurate information in 2017.

•	The Company will continue to request information and supporting data from suppliers providing materials to the Company that are subject to its future reporting requirements by utilizing the EEIC-GeSI Template, and will pursue a fulsome, complete and accurate response that identifies materials containing conflict materials down to the smelter.

•	The Company will again follow its due diligence process to review and validate supplier responses that are obtained in support of the Company’s 2017 conflict minerals reporting obligation.

•	The Company will continue to educate its suppliers regarding the Conflict Minerals Rules and the Company’s compliance and due diligence expectations, including by providing all suppliers with a copy of the Company’s Conflict Minerals Policy. This will continue to be a key part of the Company’s supplier vetting processes.

•	The Company will continue to seek to include a conflict minerals clause in its purchase orders, terms and conditions and procurement contracts (including upon any renewal of existing contracts), where appropriate.